Exhibit 8

July 9, 2004

Associated Banc-Corp

1200 Hansen Road

Green Bay, WI 54304

First Federal Capital Corp

605 State Street

LaCrosse, WI 54601

Gentlemen:

You have requested our opinion with respect to certain federal income tax consequences of the proposed merger (the “Merger”) of First Federal Capital Corp (“First Federal”), a Wisconsin corporation, with and into Associated Banc-Corp (“Associated”), a Wisconsin corporation, pursuant to the Agreement and Plan of Merger between Associated and First Federal, dated April 27, 2004 (the “Merger Agreement”). Associated will file a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission on the date hereof or shortly thereafter in connection with the Merger.

In connection with the Merger, we assume as accurate, the following:

1. The Merger Agreement will be implemented in accordance with its terms and conditions.

2. As a result of the first assumption, the Merger will be effected pursuant to the corporation laws of the State of Wisconsin.

3. As a result of the Merger, First Federal’s shareholders (in the aggregate) will receive Associated common stock having a value, measured at the Merger’s effective time, of not less than 50% of the value of all of First Federal’s outstanding stock, also measured at the Merger’s effective time. This assumption will remain true, even disregarding the value of any Associated stock which is received by a First Federal shareholder in exchange for First Federal common stock which such First Federal shareholder received by exercising a stock option in connection with, or in contemplation of, the Merger.

Associated Banc-Corp and

First Federal Capital Corp

July 9, 2004

Subject to the limitations described herein and based on the assumptions described above, we are of the opinion that:

(a) The Merger will qualify as a reorganization within the meaning of Sections 368(a)(1)(A) of the Internal Revenue Code, and First Federal and Associated will each be “a party to a reorganization” within the meaning of Section 368(b) of the Internal Revenue Code for purposes of this reorganization.

(b) No gain or loss will be recognized by the holders of First Federal common stock upon the exchange of First Federal common stock solely for Associated common stock in the Merger.

(c) Upon the exchange of First Federal common stock for a combination of Associated common stock and cash (other than cash received in lieu of fractional shares of Associated common stock), a holder of First Federal common stock will generally realize gain equal to the excess of the amount of cash plus the fair market value of the Associated common stock received by the holder of First Federal common stock over the adjusted tax basis of his or her First Federal common stock, but such gain will be recognized for federal income tax purposes only to the extent of the cash received. In general, this recognized gain will be taxable to the holders of First Federal common stock as capital gain, although it is possible that the gain will be taxable as dividend income to a particular holder of First Federal common stock if the cash received by him or her has the effect of the distribution of a dividend (see paragraph (h) below). Any holder of First Federal common stock who receives both Associated common stock and cash in the Merger will not recognize any loss on the exchange.

(d) A holder of First Federal common stock who receives solely cash in exchange for his or her First Federal common stock will generally recognize capital gain or loss equal to the difference between the amount of cash received and the holder’s tax basis in his or her First Federal common stock. A holder who is treated as constructively owning Associated common stock after the Merger should consult his or her own tax adviser regarding the character of any gain recognized.

(e) In the case of a holder of First Federal common stock who receives solely Associated common stock in the Merger, the tax basis of the Associated common stock received will be the same as the stockholder’s tax basis in First Federal common stock surrendered in exchange therefor. In the case of a holder of First Federal common stock who receives both Associated common stock and cash (other than cash received in lieu of fractional shares of Associated common stock), the tax basis of the Associated common stock received will equal the stockholder’s tax basis in First Federal common stock exchanged therefor, decreased by the amount of any cash received and increased by the amount of any cash received which was treated as a dividend and the amount of any gain recognized in the exchange.

(f) The holding period of the Associated common stock received by a holder of First Federal common stock in the Merger will include the period during which First Federal common stock exchanged for the Associated common stock was held, provided that First Federal common stock surrendered was held as a capital asset as of the time of the Merger.

Associated Banc-Corp and

First Federal Capital Corp

July 9, 2004

(g) The receipt by a holder of First Federal common stock of cash in lieu of a fractional share of Associated common stock will be treated as if he or she received the fractional share from Associated and then had it redeemed for cash. The receipt of cash will be treated under Section 302(b)(1) of the Internal Revenue Code as full payment in exchange for the fractional share, and the holder of First Federal common stock generally will recognize capital gain or loss in the exchange equal to the difference between the cash received and the portion of the shareholder’s tax basis that is allocable to the fractional share so exchanged, provided the payment is not essentially equivalent to a dividend.

(h) In the case of holders who receive a combination of cash and Associated common stock in the Merger, the determination of whether the gain received will be treated as capital gain or dividend income depends upon whether, and to what extent, the exchange reduces the holder’s deemed percentage stock ownership of Associated common stock. For purposes of this determination, the holder is treated as if he or she received all Associated common stock in the Merger and then received cash from Associated in a hypothetical redemption of those shares. The hypothetical redemption will satisfy the requirement under Section 302 of the Internal Revenue Code if it (a) is “not essentially equivalent to a dividend” or (b) has the effect of a “substantially disproportionate” redemption of Associated common stock. The deemed redemption, generally, will be “substantially disproportionate” with respect to a holder of shares of First Federal common stock if after the Merger the holder will own less than 50% of all outstanding Associated common stock and the holder’s percentage ownership of Associated common stock after the Merger is less than 80% of what the holder’s percentage ownership of Associated common stock would have been if no cash elections had been made by First Federal shareholders in connection with the Merger. Whether the redemption is “not essentially equivalent to a dividend” with respect to a holder of shares of First Federal common stock will depend on the holder’s individual facts and circumstances. At a minimum, the deemed redemption must result in a “meaningful reduction” in the holder’s deemed and constructive percentage stock ownership of Associated. A meaningful reduction may include a very small reduction if the holder’s ownership interest in Associated common stock is sufficiently small to begin with. In applying the foregoing tests, a holder is deemed under Section 318 of the Internal Revenue Code to own stock owned and, in some cases, constructively owned by family members, by estates and trusts to which the holder is a beneficiary, and by affiliated entities, as well as stock subject to an option actually or constructively owned by the holder or such other persons.

This opinion is limited to the federal income tax matters described above and does not address any other federal income tax considerations, or any state, local, foreign or other tax considerations.

A particular First Federal shareholder’s circumstances may cause the shareholder’s tax consequences to differ from those described herein. For example, a particular shareholder may be subject to special treatment under certain special U.S. federal income tax laws, such as shareholders who are dealers or traders in securities or who mark securities to market, financial

Associated Banc-Corp and

First Federal Capital Corp

July 9, 2004

institutions, insurance companies, tax-exempt organizations, persons who are not United States citizens or resident aliens or domestic entities (partnerships or trusts), or are subject to the alternative minimum tax (to the extent that tax affects the tax consequences), or are subject to the “golden parachute” provisions of the Internal Revenue Code (to the extent that tax affects the tax consequences). Other shareholders whose circumstances may cause the shareholder’s tax consequences to differ from those described herein, include shareholders who acquired First Federal stock pursuant to employee stock options or otherwise as compensation, who do not hold their shares as capital assets, or who hold their shares as part of a “straddle,” or “conversion transaction,” or constructive sale or other integrated transaction.

Our opinion is based on the applicable provisions of the Internal Revenue Code of 1986, as amended, the Treasury Regulations issued or proposed thereunder, the Internal Revenue Service’s current positions published in revenue rulings, revenue procedures, notices, and announcements, existing judicial decisions, and other applicable tax authorities. These authorities are all subject to change, and such change may be made with retroactive effect. We can give no assurance that, after any such change, our opinion would not be different and we assume no obligation to revise or supplement this opinion should the present laws referred to above change by legislative or administrative action, judicial action, or otherwise.

This opinion is based solely on the assumptions listed above and the information set forth in the Registration Statement, the Merger Agreement (including all exhibits attached thereto) and Officer’s Certificates furnished by officers of Associated and First Federal dated July     , 2004. In our examination of relevant documents, we have assumed the genuineness of all signatures, the conformity to original documents of all copies of documents submitted to us, the authenticity of such copies and the accuracy of all financial calculations. We cannot and do not represent that we checked the accuracy or the statements of fact or financial calculations contained in such documents and in documents incorporated by reference. Our opinion could be affected if any of the information on which we have relied is incorrect, or if changes in the relevant facts occur after the date hereof.

This opinion is not binding on the Internal Revenue Service, and we can make no assurance that the Internal Revenue Service will not take a position contrary to one or more of the positions reflected in the foregoing opinion, or that our opinion will be upheld by the courts if challenged by the Internal Revenue Service.

We consent to the reference to us under the caption “Certain Material Federal Income Tax Consequences” and “Legal Opinions” in the Proxy Statement/Prospectus forming part of the Registration Statement and to the filing of a copy of this opinion as an Exhibit thereto. In giving our consent, we do not admit that we are “experts” within the meaning of Section 11 of the

Associated Banc-Corp and

First Federal Capital Corp

July 9, 2004

Securities Act of 1933 or within the category of persons whose consent is required by Section 7 of the Securities Act of 1933.

Yours very truly,

REINHART BOERNER VAN DEUREN s.c.

BY	/S/ JOHN L. SCHLIESMANN
John L. Schliesmann